Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-146605

October 30, 2007

CNinsure Inc.

CNinsure Inc., or CNinsure, has filed a registration statement on Form F-1, including a prospectus, with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents CNinsure has filed with the SEC for more complete information about CNinsure and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents CNinsure has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, CNinsure, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: +1-866-718-1649 (calling this numbers is not toll free outside the United States). You may also access CNinsure’s most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1413855/000119312507228957/df1a.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No. 4 to CNinsure’s Registration Statement on Form F-1, filed via EDGAR with the SEC on October 30, 2007. All references to page numbers are to the page numbers of Amendment No. 4. References to “we,” “us,” “our company” and “our” are used in the same manner as in Amendment No. 4.

Increase in the Initial Public Offering Price Range

The estimated initial public offering price range for the ADSs has increased from between US$11.00 and US$13.00 per ADS, as stated in our preliminary prospectus dated October 18, 2007, to between US$13.00 and US$15.00 per ADS. We have revised the pricing related disclosures in our preliminary prospectus in light of the increase in our proposed initial public offering price range. Set forth below are the revised (1) cover page, (2) Use of Proceeds section, (3) Capitalization section, and (4) Dilution section.

The information in this prospectus is not complete and may be changed. Neither we nor any of the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor any of the shareholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject To Completion)

Issued                     , 2007

11,762,413 American Depositary Shares

REPRESENTING 235,248,260 ORDINARY SHARES

CNinsure Inc. is offering 9,650,000 ADSs and the selling shareholders are offering 2,112,413 ADSs. Each ADS represents 20 of our ordinary shares. This is our initial public offering and no public market currently exists for the ADSs or our ordinary shares. We anticipate that the initial public offering price will be between $13.00 and $15.00 per ADS.

We have received approval for listing the ADSs on the Nasdaq Global Market under the symbol “CISG.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 12.

PRICE $             AN ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to CNinsure Inc.	Proceeds to the Selling Shareholders
Per ADS	$	$	$	$
Total	$	$	$	$

CNinsure Inc. has granted the underwriters the right to purchase up to an additional 1,764,360 ADSs to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about                     , 2007.

MORGAN STANLEY

WILLIAM BLAIR & COMPANY
FOX-PITT KELTON COCHRAN CARONIA WALLER
PIPER JAFFRAY

October     , 2007

USE OF PROCEEDS

We estimate that, assuming an initial public offering price of US$14.00 per ADS, the midpoint of the estimated range of the initial public offering price, the net proceeds to us from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option, will be approximately US$119.64 million. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us will be approximately US$144.34 million. Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, a US$1.00 increase (decrease) in the assumed initial public offering price of US$14.00 per ADS would increase (decrease) the net proceeds of this offering to us by US$9.0 million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

•	up to US$60 million to fund acquisitions and establishment of joint ventures in order to enter new geographical markets and further expand our product and service offerings;

•

up to US$40 million to fund enhancement of our service systems, including approximately US$28 million for the upgrading of our IT infrastructure, approximately US$8 million for the expansion of our call center operations and the establishment of Internet-based direct sales operations, and approximately US$4 million for other capital expenditures; and

•	the balance to fund our working capital requirements.

At this time, we have not entered into advanced discussions or negotiations with respect to any potential material acquisitions. Our management will have significant flexibility in applying the net proceeds we receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to invest our net proceeds in short-term, interest-bearing bank deposits.

We intend to make capital contributions or loans to our directly-held PRC subsidiaries and have our directly-held PRC subsidiaries make loans to our PRC affiliated entities so that the net proceeds of the offering can be used in the manner described above. Such capital contributions or loans are subject to a number of limitations and approval processes under PRC laws and regulations. We cannot assure you that we can obtain the approvals from the relevant governmental authorities, or complete the registration and filing procedures required to use our net proceeds as described above, in each case on a timely basis, or at all. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries and affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

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CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis; and

•

on an adjusted basis to give effect to the issuance and sale of 193,000,000 ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$14.00 per ADS, the mid-point of the estimated range of the initial public offering price, after deducting underwriting discounts, commissions and estimated offering expenses and assuming no exercise of the underwriters’ over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2007
	Actual		As Adjusted
	RMB	US$	RMB	US$
	(in thousands)
Indebtedness:
Long-term borrowings	99	13	99	13

Shareholders’ equity:
Ordinary shares, US$0.001 par value, 1,000,000,000 authorized shares, 650,000,000 shares issued and outstanding	5,073	667	6,542	859
Additional paid-in capital	370,618	48,688	1,279,872	168,139
Accumulative other comprehensive loss	(61)	(8)	(61)	(8)
Accumulated deficit	(64,706)	(8,501)	(64,706)	(8,501)

Total shareholders’ equity	310,924	40,846	1,221,647	160,489

Total capitalization	311,023	40,859	1,221,746	160,502

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$14.00 would increase (decrease) each of total shareholders equity and total capitalization by RMB68.3 million (US$9.0 million).

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DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2007 was approximately RMB299.6 million (US$39.4 million), or RMB0.46 (US$0.06) per ordinary share as of that date, and US$1.21 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2007, other than to give effect to our sale of the ADSs offered in this offering at the initial public offering price of US$14.00 per ADS, the midpoint of the estimated range of the initial offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2007 would have been RMB1,210.28 million (US$159.0 million), or RMB1.44 (US$0.19) per outstanding ordinary share, and RMB28.71 (US$3.77) per ADS. This represents an immediate increase in net tangible book value of US$0.13 per ordinary share and US$2.56 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of US$0.51 per ordinary share and US$10.23 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such dilution:

Assumed initial public offering price per ordinary share	US$	0.70
Net tangible book value per ordinary share as of June 30, 2007	US$	0.06
Pro forma net tangible book value per ordinary share after giving effect to this offering	US$	0.19
Pro forma net tangible book value per ADS after giving effect to this offering	US$	3.77
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$	0.51
Amount of dilution in net tangible book value per ADS to new investors in the offering	US$	10.23

The following table summarizes, on a pro forma basis as of June 30, 2007, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the overallotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	650,000,000	77.11%	US$	49,355,000	26.76%	US$	0.08	US$	1.52

New investors	193,000,000	22.89		135,100,000	73.24		0.70		14.00

Total	843,000,000	100.00%	US$	184,455,000	100.00%

A US$1.00 increase (decrease) in the assumed public offering price of US$14.00 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$9.0 million, the pro

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forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.01 per ordinary share and US$0.21 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.04 per ordinary share and US$0.79 per ADS, assuming no charge to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above also assume no exercise of any outstanding stock options. In July 2007, 34,210,526 ordinary shares were issued upon the exercise of share options. As of the date of this prospectus, there were 5,473,684 ordinary shares issuable upon exercise of outstanding stock options at an exercise price of RMB2.3214 (US$0.30) per share and an additional 42,000,000 ordinary shares issuable upon the exercise of options outstanding at an exercise price to be equal to the price per ordinary share in this offering, and there were 26,421,053 ordinary shares available for future issuance upon the exercise of future grants under our 2007 share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

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Amendment of the Number of Ordinary Shares being Sold by a Selling Shareholder

The number of ordinary shares of our company being sold by Super Able Investments Limited, a selling shareholder, was amended and fixed at 8,082,793. Set forth below is the revised information of Super Able in the principal and selling shareholders table and in footnote 16 to that table.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%	Number	%	Number	%

Principal and Selling Shareholders:
Super Able Investments Limited(16)	22,382,793	2.6	8,082,793	1.2	—	—

(16)

Super Able Investments Limited, or Super Able, is a British Virgin Islands company collectively owned and controlled by 22 individual shareholders, six of whom are currently our non-executive employees and 16 of whom were formerly our non-executive employees. These individuals formerly were shareholders of Kingsford Resources. Super Able was established in May 2007 to hold shares in Kingsford Resources for these individuals. After we restructured our company in July 2007, Super Able held our ordinary shares directly, separate from those executives and directors of ours who were shareholders of Kingsford Resources. The registered address of Super Able is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. In October 2007, Super Able entered into a purchase agreement with Cephei Investment Holding Limited, or Cephei, to sell up to US$10.0 million worth of ordinary shares of our company at the per share price of this offering. The purchase is conditional upon, among others, the closing of this offering. On October 30, 2007, Super Able and Cephei amended their purchase agreement to fix the number of ordinary shares of our company to be sold by Super Able to Cephei at 14,300,000. The per share purchase price under the purchase agreement remains unchanged. Super Able plans to sell in this offering the remaining ordinary shares of our company that it holds after the sale to Cephei. We have been advised by Super Able that Super Able, together with Gifted Time, intends to enter into an agreement before the completion of this offering to purchase shares of CAA Holdings from certain shareholders of CAA Holdings, consisting of 55 non-executive employees of our company, two former directors of our company and 81 independent third party investors, using all of the net proceeds it receives from the sale to Cephei and from this offering, after the expiration of the 180-day lockup period. Under the terms of such agreement, the per share purchase price for the CAA Holdings shares will be the initial public offering price of our ADSs in this offering less underwriters’ discounts and commissions, as adjusted to reflect the ratio of 20 ordinary shares to one ADS, multiplied by 2.0810, which is the number of our ordinary shares that each CAA Holdings share represents. The CAA Holdings shares to be sold by the 55 non-executive employees will represent approximately 13.3 million ordinary shares of our company that these non-executive employees beneficially own and indirectly hold through CAA Holdings.

Amendment of the Recent Developments Section

The first sentence of the last paragraph in the Recent Developments section has been deleted. We first added the Recent Developments section in Amendment No. 2 to our Registration Statement and a free writing prospectus, both filed via EDGAR with the SEC on October 25, 2007. Set forth below is the revised last paragraph of the Recent Developments section:

“For additional information regarding the various risks and uncertainties inherent in estimates of this type, see “Forward-Looking Statements.” In addition, we cannot assure you that our results for the three months ended September 30, 2007 will be indicative of our financial results for the full year ending December 31, 2007 or for future quarterly periods. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations.”